

March 31, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Ms. Rosemary Mergenthaler, President
Custom Automated Systems, Inc.
3 Wood Edge Court
Water Mill, New York 11976

Re: Custom Automated Systems, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed on March 24, 2008
        File No. 333-149194

Dear Ms. Mergenthaler:

We have limited our review of your filing to those issues we have addressed in our additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated March 10, 2008. However, you are now registering the resale of 1,157,000 shares, of which 1,125,000 shares are being offering by your president, executive vice president and a 23% shareholder. Therefore, the offering still appears to be a direct primary offering. As previously requested, please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and identify the selling shareholders as underwriters.

2.   We note your response to comment 2 in our letter dated March 10, 2008. However, the factors noted in our prior comment 2, your vague business plan disclosure, and the recent track record of Ruediger Albrecht with Isdera, North America, Inc. suggest that Custom Automated Systems' business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419."

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide to us a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, including a specific business plan for the next twelve months. In providing the specific business plan, the company should include its day-to-day operations.

3. We note your disclosure regarding the consulting agreement with Arctic Corporate Limited. Please file this agreement as an exhibit.

As appropriate, please amend your registration statement in response to these comments. You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Attorney at (202) 551-3713 or contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael S. Krome, Esq.
        8 Teak Court
        Lake Grove, NY 11755